UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-28864

PS Financial, Inc.

(Exact name of registrant as specified in its charter)

4800 South Pulaski Road, Chicago, Illinois   60632-4195
(773) 376-3800

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock ($0.01 par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

            Approximate number of holders of record as of the certification or notice date:      None.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, PS Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 30, 2001	By:	/s/ Lawrence H. Chlum Lawrence H. Chlum President and Chief Executive Officer